Exhibit 99.1

Freightos Reports Fourth Quarter and Full-Year Results with Substantial Transaction Growth and Strong Financial Position

●      Full-year #Transactions growth of 53% showcases robust marketplace expansion

●      Year-end cash balance of $52 million secures foundation for future growth and innovation

●      Exceeded or met expectations across all key performance indicators for the quarter and the year

February 26, 2024 – Jerusalem /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading vendor-neutral digital booking and payment platform for the international freight industry, today reported financial results for the quarter and year ended December 31, 2023.

“As we reflect on our first year as a public company - a year marked by significant challenges for the freight industry - Freightos not only demonstrated remarkable resilience, but also achieved a significant milestone in the growth of our platform, powering over a million transactions in 2023. This pivotal year has solidified our position as a leading platform for international freight, highlighting how our relentless drive to digitalize the industry delivers exceptional value to our customers. I want to take this opportunity to thank our talented team, which is focused on continually advancing our offerings to streamline operations for our carrier, forwarder and importer or exporter customers,” said Zvi Schreiber, CEO of Freightos. “Celebrating one year of public company transparency and accountability, Freightos is more dedicated than ever to our mission of delivering smoother shipping to improve trade between the people of the world.”

“The past year has shown solid growth and solid progress towards profitability, illustrating our strategic balance between fostering growth and managing costs, while maintaining a healthy financial position,” said Ran Shalev, CFO of Freightos. “As we enter 2024, we aim to efficiently scale transactions and revenue, while further reducing our cash burn. Our long-term financial strategy is about establishing our platform as a standard in the digital international freight market.”

Fourth Quarter 2023 financial highlights

●	Revenue of $5.3 million for the fourth quarter of 2023, an increase of 8% compared to the fourth quarter of 2022.

●	IFRS Gross Margin of 62.2%, up from 59.2% in the fourth quarter of 2022. Non-IFRS Gross Margin of 70.0%, up from 65.8% for the fourth quarter of 2022.

●	IFRS operating loss of $4.6 million, compared to $8.9 million for the fourth quarter of 2022.

●	Adjusted EBITDA of negative $3.8 million, compared to negative $4.4 million for the fourth quarter of 2022.

Full Year 2023 financial highlights

●	Revenue of $20.3 million for the full year 2023, an increase of 6% compared to 2022.

●	IFRS Gross Margin of 58.2% in 2023, compared with 58.8% in 2022. Non-IFRS Gross Margin of 67.4%, up from 65.2% in 2022.

●	IFRS operating loss of $77.8 million, including a one-time non-cash $46.7 million share listing expense, compared to $24.3 million for 2022.

●	Adjusted EBITDA of negative $19.0 million, compared to negative $14.6 million for 2022.

●	Cash and cash equivalents and short term deposits and investments balance at the end of December 2023 of $51.7 million.

Recent business highlights

●	#Transactions Growth: Freightos achieved a record 287 thousand Transactions in the fourth quarter of 2023, up 36% year over year, concluding the year with 1 million and 25 thousand Transactions. This was a significant outperformance compared to overall international freight market volumes, which remained modest. Both global air cargo volumes based on IATA data and global ocean container shipping volumes according to Container Trades Statistics were up only 7% from the fourth quarter of 2022..

●	Gross Booking Value Growth: Gross Booking Value (GBV) was $187.5 million in the fourth quarter, up 10% compared to the fourth quarter of 2022, reflecting strong Transactions growth, offset, in part, by lower average freight prices. While disruption to shipping in the Red Sea did drive a rate increase, this only came in the final days of the year.

●	Unique Buyer Users: The number of unique buyer users digitally booking freight services across the Freightos Platform grew by 12% compared to the fourth quarter of 2022, reaching 17.6 thousand.

●	Revenue Growth: Revenue of $5.3 million continues to reflect strong growth of air cargo digital bookings, as well as solid growth in revenues generated by forwarders’ software solutions and by Freightos Terminal, the Company’s global air and ocean freight market intelligence solution. Total Platform revenue in the fourth quarter was $1.9 million, up 1% from the fourth quarter of 2022, and Solutions revenue was $3.4 million, up 13% year over year.

●	Carrier Growth: The number of carriers selling on the Platform, primarily on WebCargo, increased to 45 as of the end of the fourth quarter of 2023. Among these carriers are Japan Airlines and a leading North American airline. Additional new airlines signed to join the WebCargo platform in the fourth quarter, including two top-20 air cargo carriers. In addition, the Company signed its largest SaaS contract ever with another top-20 carrier that relies on Freightos for its cargo portal.

Financial outlook

Management Expectations
	Q1 2024	FY 2024
# Transactions	280,500 - 288,000	1,286,500 - 1,376,000
Year over Year Growth	22% - 26%	26% - 34%
GBV ($m)	$ 168.0 - $ 172.5	$ 788.9 - $ 844.1
Year over Year Growth	(0)% - 2%	17% - 26%
Revenue ($m)	$ 5.2 - $ 5.3	$ 22.4 - $ 24.0
Year over Year Growth	8% - 10%	11% - 18%
Adjusted EBITDA ($m)	$ (4.2) - $ (3.9)	$ (15.3) - $ (13.8)

This outlook assumes freight price levels and freight volumes as of January 31, 2024

Earnings Webcast

Freightos’ management will host a webcast and conference call to discuss the results today, February 26, 2024 at 8:30 a.m. EST. The call will include presentation of a general model for long term growth during 2025-2030, as well as an analysis of the current freight market using Freightos Terminal data.

To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_2GO5J16IQNiw3KBf9-Befw

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including the ongoing military conflict in the Middle East; Freightos’ ability to effectively execute its previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 30, 2023, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. Not all of the financial information in this press release has been audited.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles of the IFRS including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking non-IFRS data included under “Financial outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Definitions

●	Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

●	Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

●	GBV: GBV represents the total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

●	#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions includes trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.

●	Adjusted EBITDA: Adjusted EBITDA represents net loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, redomicile costs, share listing expense, change in fair value of warrants, transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp and reorganization expenses.

●	Platform revenue: Platform revenue reflects fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.

●	Solutions revenue: Solutions revenue is primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders often negotiating flat, all- inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. More information is available at freightos.com/investors.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2023	December 31, 2022
	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$20,165	$6,492
User funds	3,553	3,328
Trade receivables, net	1,880	1,936
Short-term bank deposit	20,000	-
Short-term investments	11,520	-
Other receivables and prepaid expenses	2,598	1,215
	59,716	12,971
Non-current Assets:
Property and equipment, net	583	767
Right-of-use assets, net	1,577	1,384
Intangible assets, net	7,607	9,465
Goodwill	15,628	15,628
Deferred taxes	969	573
Other long-term assets	1,605	1,018
	27,969	28,835

Total assets	$87,685	$41,806

Liabilities and Equity
Current liabilities:
Short-term bank loan and credit	$-	$2,505
Trade payables	3,113	3,234
User accounts	3,553	3,328
Current maturity of lease liabilities	587	613
Accrued expenses and other payables	4,931	7,400
	12,184	17,080

Long Term Liabilities:
Lease liabilities	712	395
Employee benefit liabilities, net	1,256	1,294
Warrants liability	1,485	-
Other long-term liabilities	6	1,377
	3,459	3,066

Equity:
Share capital	*)	*)
Share premium	256,194	140,229
Reserve from remeasurement of defined benefit plans	27	137
Accumulated deficit	(184,179)	(118,706)
Total equity	72,042	21,660

Total liabilities and equity	$87,685	$41,806

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)	(audited)
Revenue	$5,258	$4,849	$20,281	$19,085
Cost of revenue	1,986	1,978	8,479	7,859
Gross profit	3,272	2,871	11,802	11,226
Operating expenses:
Research and development	2,501	2,572	11,507	10,217
Selling and marketing	3,359	5,411	14,384	12,749
General and administrative	2,054	2,448	12,407	9,645
Reorganization	-	-	884	-
Transaction-related costs	-	1,334	3,703	2,887
Share listing expense (1)	-	-	46,717	-
Total operating expenses	7,914	11,765	89,602	35,498
Operating loss	(4,642)	(8,894)	(77,800)	(24,272)
Change in fair value of warrants	459	-	9,440	-
Finance income	822	73	3,189	194
Finance expenses	(100)	(194)	(387)	(454)
Financing income (expenses), net	722	(121)	2,802	(260)
Loss before taxes on income	(3,461)	(9,015)	(65,558)	(24,532)
Income taxes (tax benefit)	(146)	78	(85)	169
Loss	$(3,315)	$(9,093)	$(65,473)	$(24,701)
Other comprehensive income (net of tax effect):
Remeasurement gain (loss) from defined benefit plans	(110)	44	(110)	269
Total components that will not be reclassified subsequently to profit or loss	(110)	44	(110)	269
Total comprehensive loss	$(3,425)	$(9,049)	$(65,583)	$(24,432)
Basic and diluted loss per Ordinary share	$(0.07)	$(1.40)	$(1.47)	$(4.25)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	47,787,112	8,180,483	44,907,105	7,930,928

(1)	Represents non-recurring, non-cash share-based listing expense incurred in connection with the business combination with Gesher I Acquisition Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)	(audited)
Cash flows from operating activities:
Loss	$(3,315)	$(9,093)	$(65,473)	$(24,701)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	710	644	2,791	2,413
Operating expense settled by issuance of shares	136	2,621	320	2,621
Share listing expense	-	-	46,717	-
Change in fair value of warrants	(459)	-	(9,440)	-
Changes in the fair value of contingent consideration	(924)	(812)	(1,718)	(1,037)
Share-based compensation	923	539	5,426	1,906
Finance expenses (income), net	(739)	(1)	(2,667)	362
Income taxes (tax benefit)	(146)	78	(85)	169
	(499)	3,069	41,344	6,434
Changes in asset and liability items:
Decrease (increase) in user funds	1,187	2,604	(209)	5,841
Increase (decrease) in user accounts	(1,187)	(2,604)	209	(5,841)
Decrease (increase) in other receivables and prepaid expenses	427	150	91	(142)
Decrease in trade receivables	480	317	143	58
Increase (decrease) in trade payables	(240)	104	(176)	1,783
Increase (decrease) in accrued severance pay, net	76	109	(140)	187
Increase other long-term assets	-	(5)	-	(5)
Increase (decrease) in accrued expenses and other payables	(315)	253	(3,711)	1,807
	428	928	(3,793)	3,688
Cash received (paid) during the year for:
Interest received (paid), net	733	(18)	1,256	(162)
Taxes paid, net	(339)	(58)	(430)	(167)
	394	(76)	826	(329)
Net cash used in operating activities	(2,992)	(5,172)	(27,096)	(14,908)
Cash flows from investing activities:
Purchase of property and equipment	(6)	(38)	(80)	(251)
Proceeds from sale of property and equipment	-	4	8	5
Acquisition of a subsidiary, net of cash acquired (a)	-	-	-	(4,183)
Payment of payables for previous acquisition of a subsidiary	(75)	-	(211)	(156)
Proceeds from receivables for previous acquisition of a subsidiary	-	163	-	163
Investment in long-term assets	-	-	(374)	(353)
Withdrawal of a deposit	15	141	16	-
Withdrawal of (investment in) short term investments, net	18,150	-	(11,520)	-
Investment in short-term bank deposit	-	(200)	(20,000)	(200)
Net cash provided by (used in) investing activities	18,084	70	(32,161)	(4,975)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	-	-	76,044	-
Repayment of lease liabilities	(176)	(240)	(549)	(688)
Receipt from a bank loan and credit	-	2,505	-	2,505
Repayment of short-term bank loan and credit	-	-	(2,504)	-
Exercise of options	135	20	186	73
Net cash provided by (used in) financing activities	(41)	2,285	73,177	1,890
Exchange differences on balances of cash and cash equivalents	38	(44)	(247)	(594)
Increase (decrease) in cash and cash equivalents	15,089	(2,861)	13,673	(18,587)
Cash and cash equivalents at the beginning of the period	5,076	9,353	6,492	25,079
Cash and cash equivalents at the end of the period	$20,165	$6,492	$20,165	$6,492
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$-	$-	$-	$(992)
Other receivables	-	-	-	163
Property and equipment	-	-	-	12
Intangible assets	-	-	-	5,734
Goodwill	-	-	-	7,607
Shares issued	-	-	-	(6,573)
Contingent consideration	-	-	-	(1,768)
Acquisition of a subsidiary, net of cash acquired	$-	$-	$-	$4,183
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$613	$-	$852	$74
Issuance of shares for previous acquisition of a subsidiary	$58	$-	$171	$-

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2023	2022	2023	2022
	(unaudited)		(unaudited)
IFRS gross profit	$3,272	$2,871	$11,802	$11,226
Add:
Share-based compensation	101	81	692	290
Depreciation & Amortization	309	237	1,180	920
Non-IFRS gross profit	$3,682	$3,189	$13,674	$12,436
IFRS gross margin	62.2%	59.2%	58.2%	58.8%
Non-IFRS gross margin	70.0%	65.8%	67.4%	65.2%

RECONCILIATION OF IFRS OPERATING LOSS TO ADJUSTED EBITDA

(in thousands)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Operating loss	$(4,642)	$(8,894)	$(77,800)	$(24,272)
Add:
Share-based compensation	923	539	5,426	1,906
Depreciation & Amortization	710	644	2,791	2,413
Share listing expense	-	-	46,717	-
Non-recurring expenses	-	-	499	-
Redomicile costs	-	109	-	734
Transaction-related costs	-	1,334	3,703	2,887
Changes in the fair value of contingent consideration	(941)	(710)	(1,583)	(935)
Reorganization	-	-	884	-
Operating expense settled by issuance of shares	136	2,621	320	2,621
Adjusted EBITDA	$(3,814)	$(4,357)	$(19,043)	$(14,646)
Adjusted EBITDA margins	-72.5%	-89.9%	-93.9%	-76.7%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2023	2022	2023	2022
	(unaudited)		(unaudited)
IFRS loss attributable to ordinary shareholders	$(3,315)	$(9,093)	$(65,473)	$(24,701)
Add:
Share-based compensation	923	539	5,426	1,906
Depreciation & Amortization	710	644	2,791	2,413
Share listing expense	-	-	46,717	-
Non-recurring expenses	-	-	499	-
Redomicile costs	-	109	-	734
Transaction-related costs	-	1,334	3,703	2,887
Changes in the fair value of contingent consideration	(924)	(812)	(1,718)	(1,037)
Reorganization	-	-	884	-
Operating expense settled by issuance of shares	136	2,621	320	2,621
Change in fair value of warrants	(459)	-	(9,440)	-
Non IFRS loss	$(2,929)	$(4,658)	$(16,291)	$(15,177)
Non IFRS basic and diluted loss per Ordinary share	$(0.06)	$(0.85)	$(0.38)	$(3.05)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	47,787,112	8,180,483	44,907,105	7,930,928